UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 11, 2005**

GENENTECH, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**1-9813**	**94-2347624**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1 DNA Way
South San Francisco, California 94080-4990
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(650) 225-1000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 11, 2005, Genentech, Inc., a Delaware corporation, issued a press release announcing earnings for the quarter ended March 31, 2005. A copy of the earnings press release is furnished as Exhibit 99.1 to this report.

The attached press release contains both GAAP and non-GAAP financial measures. The non-GAAP financial measures included are net income and earnings per share (or EPS). These non-GAAP financial measures exclude recurring charges related to the redemption of our callable putable common stock on June 30, 1999 (the "Redemption") and the effects of push-down accounting and litigation-related special items, and their related tax effects. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

The press release includes non-GAAP financial measures because our management uses this information to monitor and evaluate Genentech's operating results and trends on an on-going basis. Our management believes the non-GAAP information is also useful for investors because the amounts relating to the Redemption and push-down accounting and the litigation-related special items that are excluded were the result of transactions that are unusual due to their nature, size or infrequency. Consequently, excluding those items from our operating results provides users of the financial statements an important insight into our operating results and related trends that affect our business. In addition, our management uses non-GAAP financial information and measures internally for operating, budgeting and financial planning purposes.

ITEM 8.01. OTHER EVENTS

A copy of our condensed consolidated statements of income and balance sheets for the quarter ended March 31, 2005, prepared in accordance with GAAP is filed as Exhibit 99.2 to this report.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

   (c)   Exhibits.

Exhibit No.
   99.1   Earnings Press Release of Genentech, Inc. dated April 11, 2005.
   99.2   Condensed Consolidated Statements of Income and Balance Sheets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTECH, INC.

Date: April 11, 2005   /s/ARTHUR D. LEVINSON
                               Arthur D. Levinson, Ph.D.
                               Chairman and Chief Executive Officer

Date: April 11, 2005   /s/DAVID A. EBERSMAN
                               David A. Ebersman
                               Senior Vice President and
                               Chief Financial Officer

Date: April 11, 2005   /s/JOHN M. WHITING
                               John M. Whiting
                               Vice President, Controller and
                               Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Earnings Press Release of Genentech, Inc. dated April 11, 2005.

99.2   Condensed Consolidated Statements of Income and Balance Sheets

EXHIBIT 99.1

   *NEWS RELEASE*

Media Contact: Debra Charlesworth   (650) 225-2742
                       Caroline Pecquet   (650) 467-7078

Investor Contact: Kathee Littrell   (650) 225-1034

http://www.gene.com

GENENTECH ANNOUNCES FIRST QUARTER 2005 RESULTS

-- Quarterly Non-GAAP EPS Increases 53 Percent --

-- With 12 Months of Sales, Avastin Is Most Successful U.S. Oncology Product Launch --

SOUTH SAN FRANCISCO, Calif. -- April 11, 2005 -- Genentech, Inc. (NYSE: DNA) today announced total product sales of $1,186.0 million for the first quarter of 2005, a 55 percent increase over product sales of $763.7 million in the first quarter of 2004. Operating revenues increased 50 percent from the first quarter of 2004 to $1,461.6 million. Non-GAAP earnings per share increased 53 percent to $0.29 per share from $0.19 per share in the first quarter of 2004. GAAP earnings per share increased 69 percent to $0.27 per share from $0.16 per share in the first quarter of 2004. Non-GAAP net income increased 50 percent to $311.6 million from $207.6 million in the first quarter of 2004. GAAP net income increased 61 percent to $284.2 million from $176.6 million in the first quarter of 2004.

"Genentech's persistent focus on attacking diseases where there is significant unmet medical need continues to drive the company's growth. This quarter, fueled by our four new products launched in 2003 and 2004 and continued growth of our other products, Genentech achieved record product sales and revenues. Earnings per share continued to increase, moving us toward exceeding our 5x5 EPS growth goal," said Arthur D. Levinson, Ph.D., Genentech's chairman and chief executive officer.

"With a strong start for 2005, we are updating our expectations for 2005 growth," said David Ebersman, senior vice president and chief financial officer. "We are currently expecting year-over-year non-GAAP EPS growth of greater than 30 percent for 2005."

Note: Genentech's non-GAAP net income and non-GAAP earnings per share exclude recurring charges related to the 1999 Roche redemption of Genentech's stock, and litigation-related special items. The differences in non-GAAP and GAAP numbers are reconciled in the tables below and on www.gene.com. All share and per share amounts reflect the May 2004 two-for-one split of Genentech common stock.

Product Sales

"Avastin, with net U.S. sales of $675.9 million in the first full 12 months following its launch, is the most successful oncology product launch in the United States to date. Avastin remains the first and only anti-angiogenic drug that has shown a survival benefit in both first-line and second-line metastatic colorectal cancer," said Ian T. Clark, senior vice president and general manager, BioOncology. "We are pleased that all four of our oncology products have demonstrated a survival benefit in clinical trials."

For the three months ended March 31, 2005:
- Total product sales increased 55 percent to $1,186.0 million from $763.7 million in the first quarter of 2004. Total product sales were comprised of U.S. product sales of $1,087.0 million and product sales to collaborators of $99.0 million. In the first quarter of 2004, U.S. product sales were $711.0 million and product sales to collaborators were $52.7 million.
- U.S. sales of Avastin™ (bevacizumab) were $202.9 million, compared to U.S. sales of $38.1 million in the first quarter of 2004 when Avastin was launched on February 26. U.S. sales of Avastin in the fourth quarter of 2004 were $190.5 million.
- U.S. sales of Tarceva™ (erlotinib) were $47.6 million in its first full quarter of sales.
- U.S. sales of Rituxan® (Rituximab) increased 22 percent to $440.5 million from $361.8 million in the first quarter of 2004.

- U.S. sales of Herceptin® (Trastuzumab) increased 19 percent to $129.6 million from $108.7 million in the first quarter of 2004.

- U.S. sales of Xolair® (Omalizumab) were $65.3 million, an increase of 119 percent from U.S. sales of $29.8 million in the first quarter of 2004.

- U.S. sales of RAPTIVA® (efalizumab) were $16.6 million, an increase of 163 percent from U.S. sales of $6.3 million in the first quarter of 2004.

- U.S. sales of legacy products, including growth hormone, cardiovascular products and Pulmozyme® (dornase alfa, recombinant) Inhalation Solution, increased 11 percent to $184.5 million from $166.3 million in the first quarter of 2004.

- Product sales to collaborators (primarily ex-U.S. sales) were $99.0 million, an increase of 88 percent from sales of $52.7 million in the first quarter of 2004. Product sales to collaborators were driven by Enbrel shipments for the U.S. market and shipments of Rituxan, Avastin, Herceptin, Pulmozyme and RAPTIVA for ex-U.S. markets.

Royalties and Contract Revenues

- Royalties grew to $231.9 million compared to $154.1 million in the first quarter of 2004. The increase is primarily due to higher licensee sales and new royalty arrangements, including the recognition of revenue under a licensing agreement signed in the first quarter of 2005 that included royalty payments retroactive for 2004 sales.

- Contract revenues were $43.7 million compared to $57.3 million in the first quarter of 2004. The decrease is primarily due to a change in the mix of development spending between Genentech and certain collaborators, resulting in reduced payments to Genentech.

Total Costs and Expenses

- Research and development (R&D) expenses were $243.2 million compared to $190.3 million in the first quarter of 2004. The increase was due to increased spending on numerous product pipeline projects. R&D expenses as a percentage of operating revenues were 17 percent compared to 20 percent in the first quarter of 2004.

- Cost of sales increased to $251.0 million from $114.5 million in the first quarter of 2004, primarily due to increased product sales volume. Cost of sales as a percentage of product sales was 21 percent compared to 15 percent in the first quarter of 2004. The increase in cost of sales as a percentage of product sales for the first quarter of 2005 was primarily due to an increase in lower-margin product sales to collaborators.
- Marketing, general and administrative (MG&A) expenses increased to $315.2 million compared to $247.3 million in the first quarter of 2004, primarily due to continuing investments in numerous recent product launches. MG&A expenses as a percentage of operating revenues decreased to 22 percent compared to 25 percent in the first quarter of 2004.
- Collaboration profit-sharing expenses in the first quarter of 2005 increased to $176.3 million compared to $126.4 million in the first quarter of 2004. The growth in these expenses is attributable to higher Rituxan and Xolair sales, as well as the introduction of Tarceva profit-sharing costs.

Clinical Development

"We are encouraged by the expansion of our current broad-based Avastin clinical trial program, and are pleased to announce plans to initiate an Avastin Phase III trial in prostate cancer, which will be the sixth solid tumor in our Avastin clinical development program," said Susan D. Hellmann, M.D., M.P.H., president of Product Development.

Genentech announced that it completed enrollment in the Lucentis Phase IIIb PIER trial and began enrollment in the Avastin Phase II refractory ovarian cancer study and the BR3-FC Phase I study for patients with rheumatoid arthritis. It also filed an Investigational New Drug (IND) application with the U.S. Food and Drug Administration to initiate human clinical investigation of a drug candidate for the topical treatment of basal cell carcinoma. This drug candidate, an antagonist of the Hedgehog signaling pathway, was discovered by Curis and is being co-developed through a collaboration between Genentech and Curis.

Genentech added four projects to the development pipeline in the first quarter of 2005, including an Avastin Phase III trial in prostate cancer, a Tarceva Phase III trial in adjuvant non-small cell lung cancer (NSCLC), a RAPTIVA Phase II trial in adult atopic dermatitis, and an undisclosed new molecular entity in oncology. The RAPTIVA Phase III every-other-week dosing project was removed from the development pipeline.

Webcast:

Genentech will be offering a live webcast of a discussion by Genentech management of the earnings and other business results on Monday, April 11, 2005, at 2:15 p.m. Pacific Time (PT). The live webcast may be accessed on Genentech's website at http://www.gene.com. This webcast will also be available after the call via the website until 5:00 p.m. PT on April 25, 2005. An audio replay of the webcast will be available beginning at 5:15 p.m. PT on April 11, 2005 through 5:15 p.m. PT on April 18, 2005. Access numbers for this replay are: 1-800-642-1687 (U.S./Canada) and 1-706-645-9291 (international); conference ID number is 4881274.

About Genentech:

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Genentech Business and Product Development

Events Since the Last Quarterly Release

MARKETED AND PIPELINE PRODUCT EVENTS

Oncology

In January 2005, Genentech, OSI Pharmaceuticals, Inc. (Nasdaq: OSIP) and Roche (SWX Zurich) announced results of a randomized Phase III clinical study of Tarceva plus gemcitabine chemotherapy in patients with locally advanced or metastatic pancreatic cancer. The trial met its primary endpoint of improvement in overall survival when compared to patients receiving gemcitabine plus placebo. Results of the study were presented at the Second Annual Gastrointestinal Cancers Symposium of the American Society of Clinical Oncology (ASCO).

Also in January 2005, Genentech announced results of a randomized Phase III study (E3200) of Avastin plus the FOLFOX4 chemotherapy regimen (oxaliplatin/5-FU/leucovorin), compared to FOLFOX4 alone in second-line metastatic colorectal cancer patients. The trial achieved its primary endpoint of improving overall survival. Results from a preliminary analysis of the 3200 study demonstrated that patients receiving Avastin plus FOLFOX4 had a reduction in the risk of death compared to patients who received FOLFOX4 alone. Results of the study were presented at the Second Annual Gastrointestinal Cancers Symposium of ASCO.

In March 2005, Genentech and Roche announced that in an interim analysis of a Phase III study comparing Avastin plus paclitaxel and carboplatin chemotherapies to chemotherapy alone in first-line non-squamous NSCLC, the primary efficacy endpoint of improving overall survival was met. Data from this study have been submitted to ASCO's annual meeting, May 13-17, 2005.

Immunology and Specialty Biotherapeutics

On February 18, 2005, Genentech presented final results from a long-term study that showed sustained improvement in psoriasis symptoms throughout three years of continuous treatment with RAPTIVA.

In March 2005, Genentech and Ipsen announced the recent execution of a collaborative research and development agreement to develop sustained-release formulations of Genentech's recombinant human growth hormone [somatropin (rDNA origin)].

On April 5, 2005, Genentech, Biogen Idec (Nasdaq: BIIB) and Roche announced that a Phase III clinical study of Rituxan for rheumatoid arthritis, known as REFLEX, met its primary endpoint of symptom reduction (ACR 20) compared to placebo and methotrexate (MTX). Further analyses of the data are ongoing and will be submitted for presentation at an upcoming medical meeting.

CORPORATE EVENTS

Genentech presented an overview of its strategy and financial goals for 2005 and beyond at its investment community meeting in New York on March 4, 2005. The company also discussed upcoming milestones for 2005 in preparation for potential product and line extension launches.

The statements in this press release relating to continued growth, including expected 2005 non-GAAP earnings per share (EPS) growth, and the achievement of our 5x5 EPS growth goal are forward-looking and actual results could differ materially. Among other things, continued growth, including 2005 non-GAAP EPS growth and achieving our 5x5 EPS growth goal, could be affected by a number of factors, including product safety, efficacy or manufacturing issues, FDA actions or delays or failure to receive FDA approval, competition, pricing, reimbursement, the ability to supply product, product withdrawals, new product approvals and launches and achieving sales revenue consistent with internal forecasts, unanticipated expenses such as litigation or legal settlement expenses or equity securities write-downs, costs of sales, R&D expenses, fluctuations in contract revenues and royalties, and fluctuations in tax and interest rates. Genentech disclaims any obligation, and does not undertake, to update or revise any forward-looking statements in this press release.

# # #

GENENTECH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,					
	2005			2004		
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 1,186,002		$ 1,186,002	$ 763,700		$ 763,700
Royalties	231,915		231,915	154,097		154,097
Contract revenue	43,661		43,661	57,338		57,338
Total operating revenues	1,461,578		1,461,578	975,135		975,135
Costs and expenses:						
Cost of sales	251,041		251,041	114,480		114,480
Research and development	243,240		243,240	190,345		190,345
Marketing, general and administrative	315,214		315,214	247,314		247,314
Collaboration profit sharing	176,277		176,277	126,431		126,431
Recurring charges related to redemption	34,482	$ (34,482) [3]	-	38,209	$ (38,209) [3]	-
Special items: litigation-related	11,256	(11,256) [4]	-	13,399	(13,399) [4]	-
Total costs and expenses	1,031,510	(45,738)	985,772	730,178	(51,608)	678,570
Operating margin	430,068	45,738	475,806	244,957	51,608	296,565
Other income, net[5]	16,396		16,396	22,321		22,321
Income before taxes	446,464	45,738	492,202	267,278	51,608	318,886
Income tax provision	162,290	18,295	180,585	90,691	20,644	111,335
Net income	$ 284,174	$ 27,443	$ 311,617	$ 176,587	$ 30,964	$ 207,551
Earnings per share:						
Basic	$ 0.27	$ 0.03	$ 0.30	$ 0.17	$ 0.03	$ 0.20
Diluted	$ 0.27	$ 0.02	$ 0.29	$ 0.16	$ 0.03	$ 0.19
Weighted average shares used to compute earnings per share:						
Basic	1,046,832		1,046,832	1,055,198		1,055,198
Diluted	1,067,071		1,067,071	1,081,628		1,081,628

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude litigation-related special items and recurring charges related to the 1999 redemption of Genentech's Special Common Stock, net of tax effects.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(4) Represents accrued interest and bond costs in Q1 2005 and 2004 related to the City of Hope trial judgment, net of amounts received in Q1 2005 related to a litigation settlement.
(5) "Other income, net" includes realized gains and losses from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. In addition, "other income, net" includes interest income and interest expense. For further detail, refer to our web site at www.gene.com.

2005 Reconciliation of GAAP and Non-GAAP EPS

Our 2005 GAAP EPS is not estimable at this time. The 2005 GAAP EPS would include recurring charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $123 million on a pretax basis in 2005. In addition, the 2005 GAAP EPS would include litigation-related special charges for accrued interest and associated bond costs on the City of Hope judgment, which are currently estimated to be approximately $14 million per quarter on a pretax basis in 2005 until resolved. The 2005 non-GAAP EPS estimate does not include the redemption related recurring charges and the litigation-related special charges or any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	March 31,	
	2005	**2004**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 1,904,732	$ 1,637,821
Accounts receivable - product sales, net	688,480	367,413
Accounts receivable - royalties, net	229,203	174,497
Accounts receivable - other, net	152,826	98,405
Inventories	565,597	524,729
Long-term marketable securities and other	800,395	1,654,985
Property, plant and equipment, net	2,230,957	1,679,549
Goodwill	1,315,019	1,315,019
Other intangible assets	635,216	765,415
Long-term assets	964,562	769,221
Total assets	9,699,469	9,163,966
Total current liabilities	1,292,503	717,119
Total liabilities	2,695,458	2,056,716
Total stockholders' equity	7,004,011	7,107,250
Year-to-date:		
Capital expenditures	$ 143,942	$ 97,707
Total GAAP[1] depreciation and amortization expense	87,929	78,975
Less: redemption related amortization expense[3]	(34,482)	(38,209)
Non-GAAP[2] depreciation and amortization expense	$ 53,447	$ 40,766

_____

(1) In accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

GENENTECH, INC.
NET PRODUCT SALES DETAIL
(in thousands)
(unaudited)

	Three Months Ended March 31,			
	2005		**2004**	
Net US Sales:				
Rituxan	$	440,550	$	361,808
Herceptin		129,630		108,695
Avastin		202,855		38,127
Growth Hormone		89,868		83,965
Thrombolytics		50,567		44,265
Pulmozyme		43,983		38,015
Xolair		65,263		29,853
Raptiva		16,645		6,291
Tarceva		47,585		-
Total US Sales	$	1,086,946	$	711,019
Net Sales to Collaborators:				
Rituxan	$	33,050	$	38,822
Herceptin		10,888		4,768
Avastin		11,632		-
Growth Hormone		2,220		1,505
Thrombolytics		3,003		1,959
Pulmozyme		7,763		5,417
Xolair		3,334		210
Raptiva		7,470		-
Enbrel		19,696		-
Total Sales to Collaborators	$	99,056	$	52,681
Total Net Product Sales	$	1,186,002	$	763,700

EXHIBIT 99.2

GENENTECH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,	
	2005	2004
Revenues:		
Product sales	$ 1,186,002	$ 763,700
Royalties	231,915	154,097
Contract revenue	43,661	57,338
Total operating revenues	1,461,578	975,135
Costs and expenses:		
Cost of sales	251,041	114,480
Research and development	243,240	190,345
Marketing, general and administrative	315,214	247,314
Collaboration profit sharing	176,277	126,431
Recurring charges related to redemption	34,482	38,209
Special items: litigation-related	11,256	13,399
Total costs and expenses	1,031,510	730,178
Operating margin	430,068	244,957
Other income, net[1]	16,396	22,321
Income before taxes	446,464	267,278
Income tax provision	162,290	90,691
Net income	$ 284,174	$ 176,587
Earnings per share:		
Basic	$ 0.27	$ 0.17
Diluted	$ 0.27	$ 0.16
Weighted average shares used to compute earnings per share:		
Basic	1,046,832	1,055,198
Diluted	1,067,071	1,081,628

_____

(1) "Other income, net" includes realized gains and losses from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. In addition, "other income, net" includes interest income and interest expense. For further detail, refer to our web site at www.gene.com.

GENENTECH, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

| | March 31, | |
	2005	2004
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 1,904,732	$ 1,637,821
Accounts receivable - product sales, net	688,480	367,413
Accounts receivable - royalties, net	229,203	174,497
Accounts receivable - other, net	152,826	98,405
Inventories	565,597	524,729
Long-term marketable securities and other	800,395	1,654,985
Property, plant and equipment, net	2,230,957	1,679,549
Goodwill	1,315,019	1,315,019
Other intangible assets	635,216	765,415
Long-term assets	964,562	769,221
Total assets	9,699,469	9,163,966
Total current liabilities	1,292,503	717,119
Total liabilities	2,695,458	2,056,716
Total stockholders' equity	7,004,011	7,107,250
Year-to-date:		
Capital expenditures	$ 143,942	$ 97,707
Total GAAP depreciation and amortization expense	87,929	78,975

GENENTECH, INC.
NET PRODUCT SALES DETAIL
(in thousands)
(unaudited)

	Three Months Ended March 31,	
	2005	2004
Net US Sales:		
Rituxan	$ 440,550	$ 361,808
Herceptin	129,630	108,695
Avastin	202,855	38,127
Growth Hormone	89,868	83,965
Thrombolytics	50,567	44,265
Pulmozyme	43,983	38,015
Xolair	65,263	29,853
Raptiva	16,645	6,291
Tarceva	47,585	-
Total US Sales	$ 1,086,946	$ 711,019
Net Sales to Collaborators:		
Rituxan	$ 33,050	$ 38,822
Herceptin	10,888	4,768
Avastin	11,632	-
Growth Hormone	2,220	1,505
Thrombolytics	3,003	1,959
Pulmozyme	7,763	5,417
Xolair	3,334	210
Raptiva	7,470	-
Enbrel	19,696	-
Total Sales to Collaborators	$ 99,056	$ 52,681
Total Net Product Sales	$ 1,186,002	$ 763,700